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SEC MAIL PROCESSING RECEIVED MAR 04 2003 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Periculum Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle Suite 1022
(No. and Street)

Indianapolis, IN 46204-5176
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Shortle 317-636-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company, LLC
(Name – *if individual, state last, first, middle name*)

3815 River Crossing Parkway, Suite 300 Indianapolis, IN 46204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

OATH OR AFFIRMATION

I, Robert H. Shortle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Periculum Advisors, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert H Shortle
Signature

PRESIDENT
Title

Notary Public exp 11-7-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERICULUM ADVISORS, LLC

FINANCIAL STATEMENTS
December 31, 2002 and 2001

PERICULUM ADVISORS, LLC
Indianapolis, Indiana

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY 3

STATEMENTS OF CASH FLOWS 4

NOTES TO FINANCIAL STATEMENTS 5

SUPPLEMENTARY INFORMATION

SCHEDULES OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 6

RECONCILIATIONS OF AUDITED COMPUTATION OF NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION 7

SCHEDULES OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 8

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 9

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of Periculum Advisors, LLC as of December 31, 2002 and 2001 and the related statements of operations and changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Periculum Advisors, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information on pages 6 through 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 17, 2003

PERICULUM ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 134,593	$ 243,132
Fee Receivable	50,000	-
	$ 184,593	$ 243,132
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$ -	$ -
Paid in capital	7,276	7,276
Retained earnings	177,217	235,856
Total members' equity	$ 184,593	$ 243,132

See accompanying notes.

PERICULUM ADVISORS, INC.
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
Years ended December 31, 2002 and 2001

	2002	2001
Revenues		
Consulting and advisory fees	$ 50,000	$ 215,384
Interest income	3,129	6,420
Other	-	-
	53,129	221,804
Expenses		
Liability insurance	369	362
Dues and subscriptions	30	155
Legal and professional fees	6,269	4,571
	6,668	5,088
Net income	46,461	216,716
Members' equity at beginning of year	243,132	96,962
Capital distributions	(105,000)	(70,546)
Members' equity at end of year	$ 184,593	$ 243,132

See accompanying notes.

PERICULUM ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 46,461	$ 216,716
Adjustment to reconcile net income to net cash from operating activities		
Change in fee receivable	(50,000)	-
Net cash from operating activities	(3,539)	-
Cash flows from financing activities		
Capital distributions to members	(105,000)	(70,546)
Net change in cash and cash equivalents	(108,539)	146,170
Cash and cash equivalents at beginning of year	243,132	96,962
Cash and cash equivalents at end of year	$ 134,593	$ 243,132

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Periculum Advisors, LLC (Corporation) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Corporation has one location in Indianapolis, Indiana, and serves clients primarily in the surrounding region. The primary sources of revenue are fees from advisory services relating to corporate merger and acquisition transactions, the private placement of debt and equity financings and from providing general corporate advisory services.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Fees from advisory services relating to corporate merger and acquisition activities and fees for the private placement of debt and equity financings are generally contingent in nature and are recognized at the closing or funding of the transactions. Fees for general corporate advisory services are recognized at the time such services are rendered.

Income Taxes: The Company is treated as a partnership for income tax purposes. Therefore, no provision has been made for federal or state income taxes in the accompanying financial statements.

Statement of Cash Flows: Due from bank accounts are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Corporation is required to maintain "net capital" equivalent to $5,000 or 12.5% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2002 and 2001, the net capital required was $5,000.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2002 and 2001 the Corporation had excess net capital of $129,593 and $238,132. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

SUPPLEMENTARY INFORMATION

PERICULUM ADVISORS, LLC
SCHEDULES OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2002 and 2001

	2002	2001
Total members' equity	$ 184,593	$ 243,132
Deductions and/or charges		
Other nonallowable assets	(50,000)	-
Net capital before haircuts on securities	134,593	243,132
Haircuts on securities		
Mutual fund investment	-	-
Net capital	$ 134,593	$ 243,132
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ -	$ -
Total aggregate indebtedness	$ -	$ -
Percentage of aggregate indebtedness to net capital	-	-
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Net capital	134,593	243,132
Excess net capital	$ 129,593	$ 238,132

PERICULUM ADVISORS, LLC
RECONCILIATIONS OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2002 and 2001

	2002	2001
Net capital, as reported in Part II of the Corporation's (Unaudited) FOCUS report	$ 134,593	$ 243,132
Net capital per audit	$ 134,593	$ 243,132

PERICULUM ADVISORS, LLC
SCHEDULES OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002 and 2001

	2002	2001
Credit balances		
Customer securities failed to receive	None	None
Debit balances		
Debit balances in customers' cash margin accounts	None	None
Reserve computation		
Excess of total debts over total credits	None	None
Required deposit	None	None
Amount held on deposit in "Reserve Bank Account"	$ 0	$ 0

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Periculum Advisors, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Periculum Advisors, LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate, at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 17, 2003